UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	19 May 2022

Number	16/22

BHP Board Update

BHP announced today that Malcolm Broomhead and John Mogford will retire as non-executive directors at the conclusion of the 2022 BHP Group Limited Annual General Meeting (AGM).

Mr Broomhead has been a Director of BHP since March 2010 and in 2021 the Board requested Mr Broomhead seek re-election at the 2021 AGM for a further year while the Group considered key strategic corporate transactions including unification of the corporate group and the merger of the Petroleum business with Woodside. At the time, Mr Broomhead informed the Board that he would remain on the Board until the 2022 AGM.

Mr Mogford has been a Director of BHP since October 2017 and is an oil and gas expert. Mr Mogford has confirmed his decision to retire following the completion of the divestment of BHP’s oil and gas assets through the merger with Woodside.

Mr Mogford will step down from the role of Chair of the Sustainability Committee in June and Gary Goldberg will be appointed Chair of the Sustainability Committee. Mr Goldberg has more than 35 years’ global experience in the mining industry and has been the Senior Independent Director of BHP since December 2020.

BHP Chair, Mr MacKenzie said “I would like to thank Malcolm and John for their outstanding contribution to the Board and to value creation for BHP shareholders. Both Malcolm and John have showed great commitment to our ongoing success and in particular over the last 12 months where they contributed significantly as the Group successfully navigated major strategic changes including the investment in Jansen (BHP’s greenfield potash project), the unification of the corporate group and the merger of the Petroleum business with Woodside. We wish them both all the best for the future. We continue to apply a robust approach to Board renewal and to focus on succession planning in 2022. As part of this process, we are delighted to have appointed Catherine Tanna and Michelle Hinchliffe to our Board earlier this year. The Board will continue to regularly assess its current skills and expected requirements for the future.”

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830	Mobile: +61 407 033 909
Mobile: +61 411 071 715

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484	Tel: +44 2078 027 144
Mobile: +44 7786 661 683	Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandez	Sabrina Goulart
Mobile: +56 9 8229 5357	Mobile: +1 832 781 6698

BHP Group Limited ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Registered Office: Level 18, 171 Collins Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: May 19, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary